SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D


            Under The Securities Exchange Act of 1934

                        (Amendment No. 1)




                       ANALEX CORPORATION

                        (Name of Issuer)


             Common Stock, par value $0.02 per share

                 (Title of Class of Securities)


                            032653107

              (CUSIP Number of Class of Securities)


                    Sterling E. Phillips, Jr.
                     c/o Analex Corporation
                5904 Richmond Highway, Suite 300
                      Alexandria, VA 22303
                         (703) 329-9400

                            Copy To:
                         Jane K. P. Tam
                 2099 Pennsylvania Avenue, N.W.
                            Suite 100
                     Washington, D.C. 20006
                         (202) 457-7114

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                       September 15, 2004

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

  1.   Name of Reporting Person

       I.R.S. Identification No. of above person

       J. Richard Knop

  2.   Check the Appropriate Box if a Member of a Group
       (a) X
       (b)

  3.   SEC Use Only


  4.   Source of Funds

       PF

  5.   Check Box if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)


  6.   Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTINGPERSON WITH

           7.    Sole Voting Power

                 1,074,982

           8.    Shared Voting Power

                 0(1)

           9.    Sole Dispositive Power

                 1,074,982

          10.    Shared Dispositive Power

                 0



11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

      1,074,982(1)

12.   Check Box if the Aggregate Amount In Row (11) Excludes
      Certain Shares


13.   Percent of Class Represented by Amount In Row (11)
      7%(1)

14.   Type of Reporting Person

      IN


(1) Reporting person is a member of a group of stockholders (the "Voting Stockholders") party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders' group. On September 15, 2004, stockholders approved (i) the automatic conversion of aggregate principal amount of $12,000,000 of Senior Subordinated Notes into 3,428,571 shares of Series B Preferred Stock, which are convertible into 4,285,713 shares of Common Stock at the conversion price of $2.80 per share; and (ii) exercise of the Common Stock Warrants by certain Voting Stockholders to purchase an aggregate of 857,142 shares of Common Stock: Therefore, the Voting Group as a whole beneficially owns an aggregate of 22,562,002 shares of Common Stock, representing approximately 69.4% of the shares of the Company's Common Stock.

  1.   Name of Reporting Person

       I.R.S. Identification No. of above person

       C.W. Gilluly

  2.   Check the Appropriate Box if a Member of a Group
       (a)  X
       (b)

  3.   Sec Use Only


  4.   Source of Funds

       PF

  5.   Check Box If Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)


  6.   Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

           7.    Sole Voting Power

                 708,512(1)

           8.    Shared Voting Power

                 0(2)

           9.    Sole Dispositive Power

                 708,512 (1)

          10.    Shared Dispositive Power

                 0

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

      708,512 (1)(2)

12.   Check Box if the Aggregate Amount In Row (11) Excludes
      Certain Shares


13.   Percent of Class Represented by Amount In Row (11)

      4.6%(2)

14.   Type of Reporting Person

      IN


(1) Includes 1,667 shares issuable upon the exercise of options held by Mr. Gilluly.


(2) Reporting person is a member of a group of stockholders (the "Voting Stockholders") party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders' group.
   On September 15, 2004, stockholders approved (i) the automatic conversion of aggregate principal amount of $12,000,000 of Senior Subordinated Notes into 3,428,571 shares of Series B Preferred Stock, which are convertible into 4,285,713 shares of Common Stock at the conversion price of $2.80 per share; and (ii) exercise of the Common Stock Warrants by certain Voting Stockholders to purchase an aggregate of 857,142 shares of Common Stock: Therefore, the Voting Group as a whole beneficially owns an aggregate of 22,562,002 shares of Common Stock, representing approximately 69.4% of the shares of the Company's Common Stock.

  1. Name of Reporting Person, I.R.S. Identification No. of above person

       Peter Belford, Sr.

  2.   Check the Appropriate Box if a Member of a Group
       (a) X
       (b)

  3.   SEC Use Only


  4.   Source of Funds

       SC

  5.   Check Box if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)


  6.   Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

           7.    Sole Voting Power

                 1,038,733

           8.    Shared Voting Power

                 0(1)

           9.    Sole Dispositive Power

                 1,038,733

          10.    Shared Dispositive Power

                 0



11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

      1,038,733 (1)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares


13.   Percent of Class Represented by Amount in Row (11)
      6.8%(1)

14.   Type of Reporting Person

      IN

(1) Reporting person is a member of a group of stockholders (the "Voting Stockholders") party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders' group. On September 15, 2004, stockholders approved (i) the automatic conversion of aggregate principal amount of $12,000,000 of Senior Subordinated Notes into 3,428,571 shares of Series B Preferred Stock, which are convertible into 4,285,713 shares of Common Stock at the conversion price of $2.80 per share; and (ii) exercise of the Common Stock Warrants by certain Voting Stockholders to purchase an aggregate of 857,142 shares of Common Stock: Therefore, the Voting Group as a whole beneficially owns an aggregate of 22,562,002 shares of Common Stock, representing approximately 69.4% of the shares of the Company's Common Stock.

  1. Name of Reporting Person, I.R.S. Identification No. of above person

       Arthur A. Hutchins

  2.   Check the Appropriate Box if a Member of a Group
       (a)  X
       (b)

  3.   SEC Use Only


  4.   Source of Funds

       SC

  5.   Check Box if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)

  6.   Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

              7.    Sole Voting Power

                     916,230(1)

              8.    Shared Voting Power

                    0(2)

              9.    Sole Dispositive Power

                    916,230(1)

             10.    Shared Dispositive Power

                    0

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

      916,230 (1) (2)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares


13.   Percent of Class Represented by Amount in Row (11)

      6%(2)

14.   Type of Reporting Person

      IN

(1) Shares acquired pursuant to a Stock Purchase Agreement dated
   May 6, 2004 by and among Analex Corporation, Beta Analytics,
   Inc. and other parties named in the agreement.


(2) Reporting person is a member of a group of stockholders (the "Voting Stockholders") party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders' group. On September 15, 2004, stockholders approved (i) the automatic conversion of aggregate principal amount of $12,000,000 of Senior Subordinated Notes into 3,428,571 shares of Series B Preferred Stock, which are convertible into 4,285,713 shares of Common Stock at the conversion price of $2.80 per share; and (ii) exercise of the Common Stock Warrants by certain Voting Stockholders to purchase an aggregate of 857,142 shares of Common Stock: Therefore, the Voting Group as a whole beneficially owns an aggregate of 22,562,002 shares of Common Stock, representing approximately 69.4% of the shares of the Company's Common Stock.

  1. Name of Reporting Person I.R.S. Identification No. of above person

       Joseph H. Saul

  2.   Check the Appropriate Box if a Member of a Group
       (a)  X
       (b)

  3.   SEC Use Only


  4.   Source of Funds

       SC

  5.   Check Box if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e)


  6.   Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

           7.    Sole Voting Power

                 916,230(1)

           8.     Shared Voting Power

                 0 (2)

           9.    Sole Dispositive Power

                 916,230(1)

          10.    Shared Dispositive Power

                 0


11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

      916,230 (1) (2)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares


13.   Percent of Class Represented by Amount in Row (11)

      6%(2)

14.   Type of Reporting Person

      IN


(1)  Shares acquired pursuant to a Stock Purchase Agreement dated
   May 6, 2004 by and among Analex Corporation, Beta Analytics,
   Inc. and other parties named in the agreement.

(2) Reporting person is a member of a group of stockholders (the "Voting Stockholders") party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders' group. On September 15, 2004, stockholders approved (i) the automatic conversion of aggregate principal amount of $12,000,000 of Senior Subordinated Notes into 3,428,571 shares of Series B Preferred Stock, which are convertible into 4,285,713 shares of Common Stock at the conversion price of $2.80 per share; and (ii) exercise of the Common Stock Warrants by certain Voting Stockholders to purchase an aggregate of 857,142 shares of Common Stock: Therefore, the Voting Group as a whole beneficially owns an aggregate of 22,562,002 shares of Common Stock, representing approximately 69.4% of the shares of the Company's Common Stock.

  1. Name of Reporting Person I.R.S. Identification No. of above person

       DRG Irrevocable Trust

  2.   Check the Appropriate Box if a Member of a Group
       (a)  X
       (b)

  3.   SEC Use Only


  4.   Source of Funds

       PF

  5.   Check Box if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) Or 2(e)


  6.   Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH

           7.     Sole Voting Power

                  700,000 (1)

           8.     Shared Voting Power

                  0 (2)

           9.    Sole Dispositive Power

                 700,000 (1)

          10.    Shared Dispositive Power

                 0

11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person

      700,000 (1) (2)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares


13.   Percent of Class Represented by Amount in Row (11)

      4.6%(2)

14.   Type of Reporting Person

      OO

(1)   Mr.  Chand  N.  Gupta  is the trustee  of  DRG  Irrevocable
Trust, and may therefore be deemed to beneficially own the shares held of record by the DRG Irrevocable Trust.

     (2) Reporting person is a member of a group of stockholders (the "Voting Stockholders") party to a Stockholders Agreement, dated as of May 28, 2004, and as a result may be deemed to beneficially own all shares beneficially owned by all persons in the Voting Stockholders' group. On September 15, 2004, stockholders approved (i) the automatic conversion of aggregate principal amount of $12,000,000 of Senior Subordinated Notes into 3,428,571 shares of Series B Preferred Stock, which are convertible into 4,285,713 shares of Common Stock at the conversion price of $2.80 per share; and (ii) exercise of the Common Stock Warrants by certain Voting Stockholders to purchase an aggregate of 857,142 shares of Common Stock: Therefore, the Voting Group as a whole beneficially owns an aggregate of 22,562,002 shares of Common Stock, representing approximately 69.4% of the shares of the Company's Common Stock.

     Reference is made to the Statement on Schedule 13D filed on June 8, 2004 (the "Schedule 13D") on behalf of each of the Reporting Persons. This Amendment No. 1 to Schedule 13D (this "Amendment No. 1" and, together with the Schedule 13D, this "Statement") is filed on behalf of each of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.   Purpose of Transaction

     Other than the matters set forth herein, no Reporting Person has any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

     On May 28, 2004, pursuant to a Purchase Agreement (the "Series B Purchase Agreement") by and among the Company, General Electric Pension Trust ("GEPT"), New York Life Capital Partners II, L.P. ("NYL"), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the "Pequot Funds" together with GEPT and NYL, the "Investors"), the Company sold to the Investors Senior Subordinated Notes and associated warrants to purchase Common Stock for an aggregate purchase price of $12 million.

     Subject to certain approval rights by the holders of Series A convertible preferred stock, $0.02 par value per share, of the Company (the "Series A Preferred Stock") and the Series B Preferred Stock, when issued, the Series B Purchase Agreement also provides that the Company has an option to require the Investors to purchase up to an additional $25 million of Series B Preferred Stock, with additional Common Stock Warrants (the "Company Option"), at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other companies in each case with an acquisition value (not including transaction expenses) of at least $10 million ("Company Acquisition").

     As of June 8, 2004 (the date of the filing of the Schedule
13D), the Senior Subordinated Notes were not convertible into shares of Series B Preferred Stock and the Common Stock Warrants were not exercisable to purchase shares of Common Stock. Stockholders' approval was required for (i) the conversion of the Senior Subordinated Notes into shares of Series B Preferred Stock and the issuance of shares of the Series B Preferred Stock upon such conversion, (ii) the exercise of the Common Stock Warrants by the Investors and the subsequent issuance of shares of Common Stock upon such exercise and (iii) the issuance of shares of Common Stock upon conversion of the shares of Series B Preferred Stock (collectively, the "Stockholder Approval") prior to such conversion and exercise.

     On September 15, 2004, Stockholder Approval was received at the Company's2004 Annual Stockholders' Meeting. Upon Stockholder Approval, the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock at $3.50 per share (the "Series B Original Issue Price"). The Series B Preferred Stock is convertible into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series B Convertible Preferred Stock to be converted by $3.50 (the Series B Original Issue Price) and dividing such result by $2.80 (such price, as adjusted for certain dilutive equity issuances and for stock splits and similar events as provided in Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004, the "Conversion Price").

     Also upon Stockholder Approval, the Common Stock Warrants became exercisable for one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that were issued upon the conversion of the principal amount of the Senior Subordinated Notes. The exercise price of the Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the First Closing Date), subject to adjustments for stock splits, stock dividends and similar events.


     On May 28, 2004, in connection with the financing, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, and DRG Irrevocable Trust (collectively, the "Voting Stockholders") entered into an Amended and Restated Stockholders' Voting Agreement (the "Stockholders' Agreement"), pursuant to which the Voting Stockholders agreed to vote, or cause to be voted, all securities owned by such Voting Stockholders, or over which such Voting Stockholders have voting control, so as to fix the number of directors of the Company at nine, and to nominate and elect the following directors:

     O the Chief Executive Officer of the Company, currently Mr. Phillips, or if there is no chief executive officer, the Company's President;
     O two directors designated by the holders of a majority of the stock held by the Pequot Funds;
     O five directors, independent for the purposes of Section 803 of the American Stock Exchange rules, to be selected for the Company's Nominating Committee, which is comprised solely of independent directors; and
     O one non-employee director designated by the chief executive officer of the Company (or if there is no chief executive officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter C. Belford.

     In certain circumstances, including the Company's failure to redeem the Series B Preferred Stock as required, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

Item 5.   Interest in Securities of the Issuer

     (a)-(b).

     The Voting Stockholders beneficially own an aggregate of 22,562,002 shares of Common Stock, representing approximately
69.4% of the shares of the Company's Common Stock.

     The following table sets forth, with respect to each Reporting Person and the Investors (i) the aggregate number of shares of Common Stock beneficially owned by such person, (ii) the percentage of Common Stock beneficially owned by such person,
(iii) the number of shares of Common Stock as to which such person has sole power to vote or direct the vote, (iv) the number of shares Common Stock as to which such person has the sole power to dispose or direct the disposition, (v) the number of shares of Common Stock as to which such person has the shared power to vote or direct the vote, and (vi) the number of shares of Common Stock as to which such person has the shared power to dispose or direct the disposition. Percentages are based upon 15,292,512 shares of Common Stock outstanding as of September 15, 2004.

                                                                                            Number of
                                                          Number of         Number of       Number of     Shares as to
                            Aggregate                    Shares as to      Shares as to    Shares as to   Which Person
                             Number         Percen-      Which Person     Which Person     Which Person    has Shared
                               of           tage of     has Sole Power   has Sole Power     has Shared      Power to
Stockholder                 Shares <F1>     Class <F2>      to Vote        to Dispose      Voting Power      Dispose
-----------               --------------    ----------  ---------------  ---------------  --------------  ------------
J. Richard Knop               1,074,982           7 %     1,074,982        1,074,982          -               -

C.W. Gilluly                    708,512 <F3>    4.6 %       708,512 <F3>     708.512 <F3>     -               -

Peter Belford, Sr.            1,038,733         6.8 %     1,038,733        1,038,733          -               -

Arthur A. Hutchins              916,230           6 %       916,230          916,230          -               -

Joseph H. Saul                  916,230           6 %       916,230          916,230          -               -

DRG Irrevocable
Trust<F4>                       700,000         4.6 %       700,000          700,000          -               -

General Electric
Pension Trust                 2,142,855 <F5>  12.30 %     2,142,855        2,142,855          -               -

New York Life
Capital Partners II, L.P.     1,500,000 <F6>    8.9 %     1,500,000        1,500,000          -               -

Pequot Capital
Management, Inc.<F7>         13,564,460 <F8>     47 %    13,564,460 <F8>  13,564,460 <F8>     -               -



<F1> May  be  deemed to beneficially own all shares  beneficially owned by all persons in the Voting Stockholders' group, or 22,562,002 shares.

<F2> May  be  deemed to beneficially own all shares  beneficially owned by all persons in the Voting Stockholders' group, or 69.4%.

<F3> Includes 1,667 shares issuable upon the exercise of  options held by Mr. Gilluly.

<F4> Mr.  Chand  N.  Gupta is the trustee, and may  therefore  be deemed to beneficially own the shares held of record by  DRG
     Irrevocable Trust.

<F5> Consists of (i) 1,785,713 shares of Common Stock issuable upon conversion of 1,428,571 shares of Series B Preferred Stock; and (ii) 357,142 shares issuable upon exercise of Common Stock Warrants. In other words, GEPT beneficially owns an aggregate of 2,142,855 shares of Common Stock, or approximately 12.3% of the Company's outstanding Common Stock. (For details, please refer to Item 5 of the Schedule 13D filed by GEPT on September 17, 2004.)

<F6> Consists of (i) 1,250,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series B Preferred Stock; and (ii) 250,000 shares issuable upon exercise of Common Stock Warrants. In other words, NYL beneficially owns an aggregate of 1,500,000 shares of Common Stock, or approximately 8.9% of the Company's outstanding Common Stock. (For details, please refer to Item 5 of the Schedule 13D filed by NYL on September 17, 2004.)

<F7> Pequot  Capital  Management, Inc. is an  investment  adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which it exercises discretionary authority. Pequot Capital is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership and Pequot Offshore Private Equity Partners, III, L.P. a Cayman Islands limited partnership. Such funds are the record owners of the securities listed in note 8 below.

<F8> Consists of (i) 6,726,457 shares issuable upon conversion of
     Series A Preferred Stock,(ii) 3,321,707 shares issuable upon conversion of the Convertible Notes, (iii) 2,009,632 shares issuable upon exercise of the Warrants, (iv) 1,250,000 shares of Common Stock issuable upon conversion of the 1,000,000 shares of Series B Preferred Stock; and (v) 250,000 shares issuable upon exercise of Common Stock Warrants held of record by Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. Both Gerald A. Poch and Martin A. Hale, a Managing Director and Principal of Pequot Capital Management, Inc., respectively (both of whom are General Partners of Pequot), who serve as Directors of the Company, may be deemed to beneficially own the securities held of record by Pequot. Mr. Poch and Mr. Hale disclaim beneficial ownership of these shares except to the extent of their pecuniary interests therein. The sole director and controlling shareholder of Pequot Capital Management, Inc. is Arthur J. Samberg. Also includes 6,664 shares which may be acquired upon the exercise of options issued to Messrs. Poch and Hale.


Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Series B Purchase Agreement

     On May 28, 2004, pursuant to a Purchase Agreement (the "Series B Purchase Agreement") by and among the Company, General Electric Pension Trust ("GEPT"), New York Life Capital Partners II, L.P. ("NYL"), Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the "Pequot Funds" together with GEPT and NYL, the "Investors"), the Company sold to the Investors Senior Subordinated Notes and associated warrants to purchase Common Stock for an aggregate purchase price of $12 million.

     Subject to certain approval rights by the holders of Series A convertible preferred stock, $0.02 par value per share, of the Company (the "Series A Preferred Stock") and the Series B Preferred Stock, when issued, the Series B Purchase Agreement also provides that the Company has an option to require the Investors to purchase up to an additional $25 million of Series B Preferred Stock, with additional Common Stock Warrants (the "Company Option"), at any one or more times on or prior to May 27, 2005 for the purpose of paying the cost of acquisition of the stock or assets of one or more other companies in each case with an acquisition value (not including transaction expenses) of at least $10 million ("Company Acquisition").

     As of June 8, 2004 (the date of the filing of the Schedule
13D), the Senior Subordinated Notes were not convertible into shares of Series B Preferred Stock and the Common Stock Warrants were not exercisable to purchase shares of Common Stock. Stockholders' approval was required for (i) the conversion of the Senior Subordinated Notes into shares of Series B Preferred Stock and the issuance of shares of the Series B Preferred Stock upon such conversion, (ii) the exercise of the Common Stock Warrants by the Investors and the subsequent issuance of shares of Common Stock upon such exercise and (iii) the issuance of shares of Common Stock upon conversion of the shares of Series B Preferred Stock (collectively, the "Stockholder Approval") prior to such conversion and exercise.

     On September 15, 2004, Stockholder Approval was received at the Company's 2004 Annual Stockholders' Meeting. Upon Stockholder Approval, the Senior Subordinated Notes were automatically converted into shares of Series B Preferred Stock at $3.50 per share (the "Series B Original Issue Price"). The Series B Preferred Stock is convertible into such number of shares of Common Stock as is obtained by multiplying the number of shares of Series B Convertible Preferred Stock to be converted by $3.50 (the Series B Original Issue Price) and dividing such result by $2.80 (such price, as adjusted for certain dilutive equity issuances and for stock splits and similar events as provided in Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on May 27, 2004, the "Conversion Price").

     Also upon Stockholder Approval, the Common Stock Warrants became exercisable for one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the shares of Series B Preferred Stock that were issued upon the conversion of the principal amount of the Senior Subordinated Notes. The exercise price of the Common Stock Warrants is $4.32 per share (representing a 25% premium to the trailing average closing price of the Common Stock for the twenty trading days immediately preceding the First Closing Date), subject to adjustments for stock splits, stock dividends and similar events.


     Amended and Restated Stockholders' Voting Agreement

     On May 28, 2004, in connection with the financing, the Investors, J. Richard Knop, C.W. Gilluly, Peter Belford, Sr., Arthur A. Hutchins, Joseph H. Saul, and DRG Irrevocable Trust (collectively, the "Voting Stockholders") entered into an Amended and Restated Stockholders' Voting Agreement (the "Stockholders' Agreement"), pursuant to which the Voting Stockholders agreed to vote, or cause to be voted, all securities owned by such Voting Stockholders, or over which such Voting Stockholders have voting control, so as to fix the number of directors of the Company at nine, and to nominate and elect the following directors:

     O the Chief Executive Officer of the Company, currently Mr. Phillips, or if there is no chief executive officer, the Company's President;
     O two directors designated by the holders of a majority of the stock held by the Pequot Funds;
     O five directors, independent for the purposes of Section 803 of the American Stock Exchange rules, to be selected for the Company's Nominating Committee, which is comprised solely of independent directors; and
     O one non-employee director designated by the chief executive officer of the Company (or if there is no chief executive officer, the President of the Issuer) and acceptable to the Investors, who shall initially be Peter C. Belford.

     In certain circumstances, including the Company's failure to redeem the Series B Preferred Stock as required, the Investors may designate additional directors so that the directors appointed by Investors will comprise a majority of the Board.

     Voting Agreement

   In connection with the Series B Purchase Agreement, certain principal stockholders of the Company, including all of the Voting Stockholders (except for GEPT and NYL), who collectively hold a majority of the Company's voting stock as of May 28, 2004, entered into a Voting Agreement, pursuant to which parties have agreed to vote or cause to be voted, all securities of the Company they own or over which they have voting control at the Company's 2004 Annual Stockholders' Meeting in favor of certain proposals relating to the conversion of the Senior Subordinated Notes into Series B Preferred Stock, and the exercise of the Investors' Common Stock Warrants to purchase the Company's Common Stock. Such Voting Agreement has terminated automatically immediately after the Stockholder Approval was obtained at the Company's 2004 Annual Stockholders' Meeting.


Item 7.   Material to Be Filed as Exhibits

       All exhibits to Schedule 13D are hereby incorporated by reference.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13D is true, complete and correct.

Date: October 12, 2004



                              By: /S/ J. RICHARD KNOP
                              J. Richard Knop


                              By:/S/ C.W. GILLULY
                              C. W. Gilluly


                              By:/S/ PETER BELFORD, SR.
                              Peter Belford, Sr.


                              By:/S/ ARTHUR A. HUTCHINS
                              Arthur A. Hutchins


                              By: /S/ JOSEPH H. SAUL
                              Joseph H. Saul


                              DRG Irrevocable Trust


                              By:/S/ CHAND N. GUPTA
                              Chand N. Gupta, Trustee